UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that corporate partner, Boston Scientific, today welcomed an announcement by the French government that it has added new categories of “high-risk” patients to the reimbursement approval criteria for the TAXUS™ Express[2]™ paclitaxel-eluting coronary stent system. Under the French reimbursement system, patients are defined as high-risk if they have an increased chance of experiencing restenosis, or re-blocking of the artery after angioplasty and stenting. The announcement was published on November 17 in the Official Journal of the French Government, “Journal Officiel de la République Française,” and will take effect in private hospitals and clinics in France 13 days following publication, as stated by Boston Scientific.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 22, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

November 22, 2004

FRENCH GOVERNMENT EXPANDS REIMBURSEMENT FOR

TAXUS™ EXPRESS2™ PACLITAXEL-ELUTING STENT SYSTEM

Decision adds new categories of high-risk patients in private clinics and hospitals

VANCOUVER, BC, November 22, 2004 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific, today welcomed an announcement by the French government that it has added new categories of “high-risk” patients to the reimbursement approval criteria for the TAXUS™ Express2™ paclitaxel-eluting coronary stent system. Under the French reimbursement system, patients are defined as high-risk if they have an increased chance of experiencing restenosis, or re-blocking of the artery after angioplasty and stenting. The announcement was published on November 17 in the Official Journal of the French Government, “Journal Officiel de la République Française,” and will take effect in private hospitals and clinics in France 13 days following publication, as stated by Boston Scientific.

Reimbursement was originally approved in France only for diabetic patients and for patients whose lesions were located in “small vessels” (those with a vessel diameter of less than three mm). The new high-risk categories provide reimbursement for long lesions (greater than 15 mm in length) and lesions located in the proximal left anterior descending artery. Reimbursement was also approved for TAXUS Express² stents with a diameter of 4mm.

At the Transcatheter Cardiovascular Therapeutics conference in Washington, D.C., in September, Boston Scientific released long-term follow-up data from its TAXUS II and TAXUS IV paclitaxel-eluting stent system clinical trials, indicating that the safety and efficacy benefits associated with the paclitaxel-eluting coronary stent system in complex lesions were maintained at two years. In May, at the Paris Course on Revascularization, Boston Scientific announced nine-month results from its European-based TAXUS VI clinical trial, supporting safety and efficacy of the moderate-release formulation paclitaxel-eluting stent in high-risk patients.

Boston Scientific has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12